UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. Two)*

American Shared Hospital Services
(Name of Issuer)
Common Stock
(Title of Class of Securities)
0295951059
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	0295951059	13G

1.	NAMES OF REPORTING PERSONS Banque Carnegie Luxembourg S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	5.	SOLE VOTING POWER

NUMBER OF

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.0%

12.	TYPE OF REPORTING PERSON*

HC/BK/IA
*SEE INSTRUCTION BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS Carnegie Fund Management Company S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	5.	SOLE VOTING POWER

NUMBER OF

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.0%

12.	TYPE OF REPORTING PERSON*

IV
* SEE INSTRUCTION BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS Carnegie Investment Bank AB

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden

	5.	SOLE VOTING POWER

NUMBER OF

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.0%

12.	TYPE OF REPORTING PERSON*

HC/BK/IA
* SEE INSTRUCTION BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS D Carnegie & Co. AB

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden

	5.	SOLE VOTING POWER

NUMBER OF

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.0%

12.	TYPE OF REPORTING PERSON*

HC
* SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).	Name of Issuer
The name of the issuer is American Shared Hospital Services.

Item 1(b).	Address of Issuer’s Principal Executive Offices
The address of the issuer’s principal executive offices is Four Embarcadero Center, Suite 3700, San Francisco, California 94111.

Item 2(a).	Name of Person Filing
Banque Carnegie Luxembourg S.A.
Carnegie Fund Management Company S.A.
Carnegie Investment Bank AB
D Carnegie & Co. AB

Item 2(b).	Address of Principal Business Office or, if None, Residence
Banque Carnegie Luxembourg S.A.
Carnegie Fund Management Company S.A.
Centre Europe
5, Place de la Gare
L-1616 Luxembourg
Grand-Duchy of Luxembourg
D Carnegie & Co. AB
Carnegie Investment Bank AB
Vastra Tradgardsgatan 15
SE-103 38, Stockholm
Sweden

Item 2(c).	Citizenship
Banque Carnegie Luxembourg S.A. — Luxembourg
Carnegie Fund Management Company S.A. — Luxembourg
D Carnegie & Co. AB — Sweden
Carnegie Investment Bank AB — Sweden

Item 2(d).	Title of Class of Securities
Common Stock

Item 2(e).	CUSIP Number
0295951059

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
See cover pages, Item 12.

Item 4.	Ownership
(a)	Amount beneficially owned by the group: 0.

Each of the persons filing declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of any of the shares covered by this Schedule 13G, and they hereby disclaim beneficial ownership. Carnegie Fund Management Company S.A. makes independent decisions through its Investment Manager, Carnegie Investment Bank AB.

(b)	Percent of class: 0.0%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the issuer. No one person’s interest in the Common Stock of the issuer is more than five percent of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent Holding Company
Carnegie Fund Management Company S.A. is a wholly owned subsidiary of Banque Carnegie Luxembourg S.A. Banque Carnegie Luxembourg S.A. is a wholly owned subsidiary of Carnegie Investment Bank AB, which in turn is a wholly owned subsidiary of D Carnegie & Co. AB. Carnegie Investment Bank AB is the Investment Manager for Carnegie Fund Management Company S.A.

Item 8.	Identification and Classification of Members of the Group
Carnegie Fund Management Company S.A. is a wholly owned subsidiary of Banque Carnegie Luxembourg S.A. Banque Carnegie Luxembourg S.A. is a wholly owned subsidiary of Carnegie Investment Bank AB, which in turn is a wholly owned subsidiary of D Carnegie & Co. AB. Carnegie Investment Bank AB is the Investment Manager for Carnegie Fund Management Company S.A.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2009

Banque Carnegie Luxembourg S.A.(1)
/s/ W. T. Eggleston, Jr.
Name:	W. T. Eggleston, Jr.
Title:	Attorney-in-Fact

(1)	Pursuant to a Joint Filing Agreement among Carnegie Fund Management Company S.A., Banque Carnegie Luxembourg S.A., Carnegie Investment Bank AB, and D Carnegie & Co. AB, this Schedule 13G is filed on behalf of each of them.